                                                                   EXHIBIT 99.2




                         CONVERSION VALUATION REPORT



-------------------------------------------------------------------------------


                       Valued as of September 21, 2001




                          HERITAGE SAVINGS BANK, SSB

                                Terrell, Texas



                                 Prepared By:



                              Ferguson & Company
                                  Suite 305
                           860 West Airport Freeway
                              Hurst, Texas 76054
                                 817/577-9558

[FERGUSON & COMPANY LOGO]

FINANCIAL INSTITUION CONSULTING

Suite 305
860 W. Airport Frwy
Hurst, Texas 76054
(817) 577-9558
(817) 577-3054 Fax



                    STATEMENT OF APPRAISER'S INDEPENDENCE
                          HERITAGE SAVINGS BANK, SSB
                                TERRELL, TEXAS

         We are the appraiser for Heritage Savings Bank, ssb, ("Heritage" or "the Bank") in connection with its mutual to stock conversion. We are submitting our independent estimate of the pro forma market value of the Bank's stock to be issued in the conversion. In connection with our appraisal of the Bank's to-be-issued stock, we have received a fee that was not related to the estimated final value. The estimated pro forma market value is solely the opinion of our company and it was not unduly influenced by the Bank, its conversion counsel, its selling agent, or any other party connected with the conversion.

         Heritage has agreed to indemnify Ferguson & Company under certain circumstances against liabilities arising out of our services. Specifically, we are indemnified against liabilities arising from our appraisal except to the extent such liabilities are determined to have arisen because of our negligence or willful conduct.

                                                    Ferguson & Company

                                                    /s/ CHARLES M. HEBERT

                                                    Charles M. Hebert
                                                    Principal

October 9, 2001

[FERGUSON & COMPANY LOGO]

FINANCIAL INSTITUION CONSULTING

Suite 305
860 W. Airport Frwy
Hurst, Texas 76054
(817) 577-9558
(817) 577-3054 Fax


                                 October 9, 2001


Board of Directors
Heritage Savings Bank, ssb
102 West High Street
P. O. Box 39
Terrell, Texas 75160

Dear Directors:

         We have completed and hereby provide, as of September 21, 2001, an independent appraisal of the estimated pro forma market value of Heritage Savings Bank, ssb, Terrell, Texas ("Heritage" or "Bank"), in connection with the conversion of Heritage from the mutual to stock form of organization ("Conversion"). This appraisal report is furnished pursuant to the regulatory filing of the Bank's applications for conversion with the Federal Deposit Insurance Corporation ("FDIC") and the Texas Savings and Loan Department ("Department").

         Ferguson & Company ("F&C") is a consulting firm that specializes in providing financial, economic, and regulatory services to financial institutions. The background and experience of F&C is presented in Exhibit I. We believe that, except for the fees we will receive for preparing the appraisal and assisting with Heritage's business plan, we are independent. F&C personnel are prohibited from owning stock in conversion clients for a period of at least one year after conversion.

         In preparing our appraisal, we have reviewed Heritage's Notice of Intent to Convert to Stock Form and Application to Convert a Mutual Savings Bank to a Stock Owned Savings Bank, including the Proxy Statement, as filed with the FDIC and the Department, respectively. We conducted an analysis of Heritage that included discussions with Payne, Falkner, Smith & Jones, P. C., the Bank's independent auditors, and with Elias, Matz, Tiernan & Herrick, L.L.P., the Bank's conversion counsel. In addition, where appropriate, we considered information based on other available published sources that we believe is reliable; however, we cannot guarantee the accuracy or completeness of such information.

         We also reviewed the economy in Heritage's primary market area and compared the Bank's financial condition and operating results with that of selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for thrift stocks in particular.

         Our appraisal is based on Heritage's representation that the information contained in the applications for conversion and additional evidence furnished to us by the Bank and its independent auditors are truthful, accurate, and complete. We did not independently verify the financial statements and other information provided by Heritage and its auditors, nor did we independently value the assets or liabilities of the Bank. The valuation considers Heritage only as a going concern and should not be considered an indication of its liquidation value.

Board of Directors
October 9, 2001
Page 2


         It is our opinion that, as of September 21, 2001, the estimated pro forma market value of Heritage was $3,800,000, or 380,000 shares at $10.00 per share. The resultant valuation range was $3,230,000 at the minimum (323,500 shares at $10.00 per share) to $4,370,000 at the maximum (437,000 shares at $10.00 per share), based on a range of 15 percent below and above the midpoint valuation. The supermaximum was $5,025,500 (502,550 shares at $10.00 per share).

         Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock in the conversion. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to sell such shares at prices related to the foregoing estimate of the Bank's pro forma market value. F&C is not a seller of securities within the meaning of any federal or state securities laws and any report prepared by F&C shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

         Our opinion is based on circumstances as of the date hereof, including current conditions in the United States securities markets. Events occurring after the date hereof, including, but not limited to, changes affecting the United States securities markets and subsequent results of operations of Heritage, could materially affect the assumptions used in preparing this appraisal.

         The valuation reported herein will be updated as provided in the conversion regulations and guidelines. Any updates will consider, among other things, any developments or changes in Heritage's financial performance and condition, management policies, and current conditions in the equity markets for thrift shares. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments will be made to the estimated pro forma market value. The reasons for any such adjustments will be explained in detail at the time.

                                                    Respectfully,
                                                    FERGUSON & COMPANY


                                                    /s/ CHARLES M. HEBERT

                                                    Charles M. Hebert
                                                    Principal

FERGUSON & COMPANY



                              TABLE OF CONTENTS

                          HERITAGE SAVING BANK, SSB

                                TERRELL, TEXAS


                                                                                      PAGE
                                                                                      ----
INTRODUCTION                                                                             1

SECTION I. - FINANCIAL CHARACTERISTICS                                                   2

PAST & PROJECTED ECONOMIC CONDITIONS                                                     2

FINANCIAL CONDITION OF INSTITUTION                                                       2

         BALANCE SHEET TRENDS                                                            3

         ASSET/LIABILITY MANAGEMENT                                                      5

         INCOME AND EXPENSE TRENDS                                                       6

         REGULATORY CAPITAL REQUIREMENTS                                                 7

         LENDING                                                                         8

         DELINQUENT LOANS AND NON-PERFORMING ASSETS                                     14

         CLASSIFIED ASSETS                                                              15

         LOAN LOSS ALLOWANCE                                                            15

         INVESTMENT SECURITIES                                                          17

         SAVINGS DEPOSITS                                                               18

         BORROWINGS                                                                     19

         SUBSIDIARIES                                                                   19

         LEGAL PROCEEDINGS                                                              19

EARNINGS CAPACITY OF THE INSTITUTION                                                    20

         ASSET-SIZE-EFFICIENCY OF ASSET UTILIZATION                                     20

         INTANGIBLE VALUES                                                              20

         EFFECT OF GOVERNMENT REGULATIONS                                               20

         OFFICE FACILITIES                                                              20

SECTION II - MARKET AREA                                                                 1

DEMOGRAPHICS                                                                             1

FERGUSON & COMPANY

                          HERITAGE SAVINGS BANK, SSB

                                TERRELL, TEXAS


                                                                                      PAGE
                                                                                      ----
SECTION III - COMPARISON WITH PUBLICLY TRADED THRIFTS                                    1

COMPARATIVE DISCUSSION                                                                   1

         SELECTION CRITERIA                                                              1

         PROFITABILITY                                                                   2

         BALANCE SHEET CHARACTERISTICS                                                   2

         RISK FACTORS                                                                    2

         SUMMARY OF FINANCIAL COMPARISON                                                 2

FUTURE PLANS                                                                             3

SECTION IV - CORRELATION OF MARKET VALUE                                                 1

MARKETABILITY & LIQUIDITY OF STOCK TO BE ISSUED                                          1


         FINANCIAL ASPECTS                                                               1

         MARKET AREA                                                                     2

         MANAGEMENT                                                                      2

         DIVIDENDS                                                                       2

         LIQUIDITY                                                                       2

         THRIFT EQUITY MARKET CONDITIONS                                                 3

TEXAS ACQUISITIONS                                                                       3

EFFECT OF INTEREST RATES ON THRIFT STOCK                                                 3

         ADJUSTMENTS CONCLUSION                                                          5

         VALUATION APPROACH                                                              5

         VALUATION CONCLUSION                                                            6

FERGUSON & COMPANY

                          HERITAGE SAVINGS BANK, SSB

                                TERRELL, TEXAS

      TABLE
      NUMBER                      TABLE TITLE                                           PAGE
      ------                      -----------                                           ----
                    SECTION I  -  FINANCIAL CHARACTERISTICS

       1.a          Selected Financial Data                                                3
       1.b          Selected Operating Data                                                3
       1.1c         Selected Financial Ratios                                              4
        2           Interest Rate Shock                                                    5
        3           Interest Rate Sensitivity Analysis (GAP)                               6
        4           Regulatory Capital Compliance                                          7
        5           Loan Portfolio Composition                                             8
        6           Loan Maturities                                                        8
        7           Fixed and Adjustable Rate Loans                                        9
        8           Loan Origination, Purchase, and Repayment Activity                    10
        9           Average Balances, Rates, and Yields                                   12
       10           Rate/Volume Analysis                                                  14
       11           Delinquent Loans                                                      14
       12           Non-Performing Assets                                                 15
       13           Allocation of Allowance for Loan Losses                               16
       14           Investments                                                           17
       15           Investment Maturities                                                 17
       16           Deposit Portfolio                                                     18
       17           Time Deposit Maturities                                               18
       18           Jumbo CD Maturities                                                   19
       19           Borrowings                                                            19
       20           Banking Offices                                                       20

                    SECTION II  -  MARKET AREA

        1           Demographic Trends                                                     3
        2           Percent Employment by Industry                                         4
        3           Market Area Deposits                                                   5

                    SECTION III - COMPARISON WITH PUBLICLY TRADED THRIFTS

        1           Comparatives General Characteristics                                   4
        2           Key Financial Indicators                                               5
        3           Pro Forma Comparisons                                                  6
        4           Comparable Selection Process                                           8

FERGUSON & COMPANY

                          HERITAGE SAVINGS BANK, SSB

                                TERRELL, TEXAS

      TABLE
      NUMBER                    TABLE TITLE                                           PAGE
      ------                    -----------                                           ----
                    SECTION IV  - CORRELATION OF MARKET VALUE

        1           Appraisal Earnings Adjustments                                       2
        2           Texas Bank Acquisitions                                              8
        3           Recent Conversions                                                  11
        4           Recent Pink Sheet Conversions                                       14
        5           Comparison of Pricing Ratios                                        17

      FIGURE
      NUMBER                  LIST OF FIGURES
      ------                  ---------------                                         PAGE
                                                                                      ----
                    SECTION IV  -  CORRELATION OF MARKET VALUE

        1           SNL Index and Interest Rates                                        18

                               EXHIBIT TITLE
                               -------------

Exhibit I - Ferguson & Company Qualifications

Exhibit II - Selected National, Region, State, and Comparatives Information

Exhibit III - Heritage Savings Bank, ssb - Thrift Analyst Report

Exhibit IV - Comparative Group - Thrift Analyst Reports

Exhibit V - Pro forma Calculations

         Pro Forma Assumptions
         Pro Forma Effect of Conversion Proceeds At the Minimum of the Range Pro Forma Effect of Conversion Proceeds At the Midpoint of the Range Pro Forma Effect of Conversion Proceeds At the Maximum of the Range Pro Forma Effect of Conversion Proceeds At the SuperMax of the Range Pro Forma Analysis Sheet

                                  SECTION I
                          FINANCIAL CHARACTERISTICS

FERGUSON & COMPANY                                                    SECTION I


                                 INTRODUCTION

Heritage Bancshares, Inc.

         Heritage Bancshares, Inc. was formed in September 2001 as a Delaware corporation. Heritage Bancshares, Inc. will be the holding company for Heritage Savings Bank, ssb following the conversion. Currently, Heritage Bancshares, Inc. is not an operating company and is not engaged in any significant business.

Heritage Savings Bank, ssb

         Heritage Savings Bank, ssb, ("Heritage" or "Bank") is a state chartered, federally insured mutual savings association located in Terrell, Texas. It was chartered in 1922 as Terrell Building and Loan and subsequently Terrell Federal Savings and Loan. Since October 1999, it has operated as a mutual savings bank organized under the laws of the State of Texas. The Directors recently adopted a plan to convert to a state stock savings bank, via a standard mutual to stock conversion.

         At June 30, 2001, Heritage had total assets of $39.6 million, net loans of $27.9 million, investment securities of $2.8 million, deposits of $33.9 million, borrowings of $1.6 million, and equity of $3.9 million, or 9.80% of assets.

         The bank has one office, which is located in Kaufman County, Texas, in the city of Terrell. Texas is in the southwestern region of the United States. Terrell is approximately 35 miles east of downtown Dallas.

         Heritage is a community bank with emphasis on mortgage lending. It invests primarily in (1) construction and other real estate loans, (2) consumer loans (3) commercial real estate loans; and (4) investment securities. It is funded mainly by savings deposits and limited borrowings. It had $1.6 million in borrowings outstanding at June 30, 2001.

         The Bank offers a full spectrum of real estate loan products to accommodate its customer base. One-to-four family residential loans and construction loans (principally secured by single-family residential) dominate the Bank's loan portfolio. At June 30, 2001, construction loans of $11.82 million made up 29.88% of total assets and 35.0% of the loan portfolio. Residential loans totaling $14.28 million were 42.3% of the loan portfolio and 36.11% of total assets, commercial real estate loans at $5.45 million were 16.2% of the loan portfolio. , The remaining 6.5% of the portfolio, or $2.23 million is comprised of multi-family, share loans and other loans. Investment securities totaling $2.78 million made up 7.4% of total assets. Cash and cash equivalents were $2.23 million and 5.65% of total assets.

         Heritage had $608 thousand in non-performing assets at June 30, 2001, as compared to $487 thousand at December 31, 2000.

         Savings deposits decreased $848 thousand during the period from December 31, 2000, to June 30, 2001. The decrease was the net difference in a drop in transaction accounts of $1.12 million and an increase in certificate accounts of $267 thousand for the same period. The prior period from December 31, 1999 to December 31, 2000 also showed decreases in deposits. Total deposits decreased from $37.85 million in 1999 to $34.77 million in 2000, a decrease of $3.08 million. Heritage has not relied extensively on borrowings during recent years. It had $1.0 million in borrowings at December 31, 1999, $1.83 million at December 31, 2000 and $1.64 million at June 30, 2001.

         The Bank's capital to assets ratio has increased during the six months ending June 30, 2001. Equity capital, as a percentage of assets, has increased from 6.97% at December 31, 2001, to 9.80% at June 30, 2000. The equity capital ratio increased partially because of earnings, but mainly due to reductions in assets thereby reducing the leverage.

         Heritage's profitability, as measured by return on average assets ("ROAA") has been -2.87%, 0.87%, and 2.05% for the year ended December 31, 1999, the year ended December 31, 2000, the six months ended June 30, 2001, respectively. Its return on average equity ("ROAE") has been -30.69%, 10.86%, and 22.84% the year ended December 31, 1999, the year ended December 31, 2000, the six months ended June 30, 2001, respectively. However, it must be noted that Heritage received a bonding claim settlement during the period between December 31, 2000 and June 30, 2001. Without that settlement, the ROAA would have been 0.02% and the ROAE would have been 2.82%.

FERGUSON & COMPANY                                                    SECTION I

                         I. FINANCIAL CHARACTERISTICS

PAST & PROJECTED ECONOMIC CONDITIONS

         Fluctuations in thrift earnings in recent years have occurred within the time frames as a result of changing temporary trends in interest rates and other economic factors. However, the year-to-year results have been upward while the general trends in the thrift industry have been improving as interest rates declined. Heritage's spread was 1.72% for the year ended December 31, 1999, and the net interest margin for the same period was 2.29%. The interest spread was 1.95% for the year ended December 31, 2000, and the net interest margin was 2.34%. Interest spread was 3.11% for the six months ended June 30, 2001, and the net interest margin for that period was 3.54%. Heritage's spread expansion is related to changes in its asset composition, mainly increases in construction lending..

         The thrift industry generally is better equipped to cope with changing interest rates than it was in the past, and investors have recognized the demonstrated ability of the thrift industry to maintain interest margins in times of rising interest rates. Heritage has a lower exposure to interest rate risk than the thrift industry in general.

FERGUSON & COMPANY                                                    SECTION I


FINANCIAL CONDITION OF INSTITUTION

BALANCE SHEET TRENDS

         As Table I.1a shows that Heritage has experienced a reduction in total assets in the periods shown. At the year ending December 31, 1999, total assets were $43.34 million. At the year ending December 31, 2000 total assets had declined to $40.17 million and the decline continued through June 30, 2001, when total assets were $39.57 million. Deposit have followed the same trend, at the year ending December 31, 1999, total deposits were $37.85 million and at the year ending December 31, 2000, deposits had declined to $34.77 million. This decline continued through the six-month period ending June 30, 2001, when deposits were $33.92 million. Borrowings have remained at nominal levels and earning modest from December 31, 1999 to December 31, 2000. The major component of June 30, 2001 earnings was a $400 thousand bonding claim settlement.

                  TABLE I.1 a - SELECTED BALANCE SHEET DATA

                                                         Six Months Ended                     December 31,
                                                           June 30, 2001               2000                   1999
                                                             Unaudited
                                                                       (Dollars In Thousands)
SELECTED BALANCE SHEET DATA:
Total assets...............................                   $39,565                $40,175                $42,340
Cash and cash equivalents(1)...............                     2,234                  1,753                    507
Securities available for sale..............                     2,786                  8,883                    452
Securities held to maturity................                        --                     --                 12,688
Loans, net of allowance for loan
  losses(2)...............................                     27,875                 25,234                 24,609
Total deposits.............................                    33,924                 34,772                 37,853
Advances from Federal Home Loan
  Bank.....................................                     1,637                  1,826                  1,000
Total equity capital.......................                     3,905                  3,468                  3,386
Full service office........................                         1                      1                      1


                    TABLE I.1 b - SELECTED OPERATING DATA

                                                             Six Months Ended
                                                                  June 30,                  Year Ended December 31,
                                                          2001              2000            2000            1999
                                                             Unaudited
                                                                       (In Thousands)
Selected Operating Data:
Total interest income......................              $1,575           $1,556           $2,973          $  2,855
Total interest expense.....................                 893              988            1,998             1,862
                                                         ------           ------           ------          --------
Net interest income........................                 682              568              975               993
Provision for loan losses..................                  --               36               72               277
                                                         ------           ------           ------          --------
Net interest income after
  provision for loan losses................                 682              532              903               716
Total noninterest income...................                 460               67              608               142
Total noninterest expenses.................                 737              580            1,134             2,563
                                                         ------           ------           ------          --------
Income (loss) before income tax benefit....                 405               19              377           (1,705)
Income tax benefit.........................                  --               --               --               457
                                                         ------           ------           ------          --------
Net income (loss)..........................              $  405           $   19           $  377          $(1,248)
                                                         ======           ======           ======          ========

FERGUSON & COMPANY                                                    SECTION I



                    TABLE I.1 c SELECTED OPERATING RATIOS

                                                               Six Months Ended
                                                                   June 30,                  Year Ended December 31,
                                                            2001              2000            2000            1999
SELECTED OPERATING RATIOS(3):
PERFORMANCE RATIOS:
Return on average assets(4).................                 2.05%            0.08%           0.87%           (2.87)%
Return on average equity(4).................                22.84             1.04           10.86           (30.69)
Equity to assets at end of period...........                 9.87             7.48            8.63             8.00
Interest rate spread(5).....................                 3.11             2.20            1.95             1.72
Net interest margin(5)......................                 3.54             2.64            2.34             2.29
Average interest-earning assets to
  average interest-bearing liabilities......               109.26           109.63          124.26           113.12
Net interest income after provision
  for loan losses to total other
  expenses..................................                92.53            91.72           79.63            27.94
Total other expenses to average total assets                 3.73             2.56            2.54             5.67
ASSET QUALITY RATIOS:
Non-performing loans to total
  loans at end of period(6).................                 2.16%              --            1.91%              --%
Non-performing assets to
  total assets at end of period(6)..........                 1.50               --            1.21               --
Allowance for loan losses to total
  loans at end of period....................                 1.08             1.04            1.21             0.96
Allowance for loan losses to total
 non-performing loans at end of
 period(6)..................................                50.00               --           63.65               --
CAPITAL RATIOS:
Tier 1 risk-based capital ratio.............                17.13%           16.95%          17.00%           14.94%
Total risk-based capital ratio..............                18.38            18.19           17.91            16.16
Tier 1 leverage capital ratio...............                 9.80             6.97            7.99             6.71

 (1)     Consists of cash and due from banks and federal funds sold.

 (2) Reflects allowance for loan losses at June 30, 2001, and at December 31, 2000 and 1999 of $304,000, $310,000 and $238,000, respectively.

 (3) With the exception of end of period ratios, all ratios are based on average monthly balances during the periods and are annualized where appropriate.

 (4) Without the bonding claim settlement of $400,000 relating to settlement of an insurance claim for losses suffered by Heritage Bank on investments, the return on average assets would be .02%, and the return on average equity would have been 2.82%.

 (5) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.

 (6) Non-performing loans consist of non-accrual loans, accruing loans that are contractually past due 90 days or more, and non-performing assets consist of non-performing loans and real estate acquired by foreclosure or deed-in-lieu thereof.

         Tables I.1a and I.1 b show a pattern of erratic earnings and high noninterest expenses mainly due to legal fees and consulting fees associated with the bonding claim. Capital ratios have been maintained at acceptable levels of leverage capital and risk-based capital. Asset quality, as evidenced by nonperforming assets and provisions to loans and lease loss reserves, remains adequate.

FERGUSON & COMPANY                                                    SECTION I


ASSET/LIABILITY MANAGEMENT

         Managing interest rate risk is a major component of the strategy used in operating a thrift. Most of a thrift's interest earning assets are long-term, while most of the interest bearing liabilities have short to intermediate terms to contractual maturity. To compensate, asset/liability management techniques include (1) making long term loans with interest rates that adjust to market periodically, (2) investing in assets with shorter terms to maturity, (3) lengthening the terms to maturities of savings deposits and borrowings, and (4) seeking to employ any combination of the aforementioned techniques artificially through the use of synthetic hedge instruments. Table
I.2 provides rate shock information at varying levels of interest rate change. Table I.3 shows that there is a cumulative positive gap (interest earning assets to interest bearing liabilities) of 11.8% at 90 days, 7.9% at three to twelve months. The gap then becomes a cumulative negative 17.7% at one to three years and a negative 12.6% at three to five years, then returns to a positive gap a over five years. The Bank has an acceptable level of exposure to interest rate increases, and its exposure will be reduced through the equity raised in the conversion.



                       TABLE I.2 - NET PORTFOLIO VALUE

                             AS OF JUNE 30, 2001

                                                           As a Percentage of PV of Assets
    Change in
Interest Rates in
   Basis Points
  (Rate Shock in
    Rates)(1)          $ Amount           $ Change         Change     NPV Ratio    Change
                                    (Dollars In Thousands)
       +300             $3,833              (93)            (2.36)%     9.17%       -.23
       +200              3,881              (45)            (1.14)      9.29        -.11
       +100              3,909              (17)             (.43)      9.36        -.04
        --               3,926               --                --       9.40          --
       -100              3,972               46              1.17       9.51        +.11
       -200              4,010               84              2.13       9.60        +.20
       -300              4,054              128              3.26       9.70        +.30

         Heritage Bank attempts to reduce its potential exposure to interest rate risk by: (1) selling fixed-rate residential mortgage loans with terms to maturity over five years; (2) originating adjustable-rate loans; (3) originating commercial business loans with maturities of five years or less;
(4) maintaining a portion of its investments and mortgage-backed securities with maturities or estimate average lives of less than five years; (5) managing its deposits to establish stable deposit relationships; (6) and extending the terms of its Federal Home Loan Bank advances.

FERGUSON & COMPANY                                                    SECTION I

                           TABLE I.3 - GAP ANALYSIS

                                            Within     Three to           More Than             More Than
                                     Three       Twelve       One Year to            Three Years       Over Five
                                     Months      Months       Three Years   to Five Years    Years       Total
                                                            (Dollars In Thousands)
INTEREST-EARNING ASSETS:
  Loans (1) .....................   $ 4,177     $ 11,529       $    332      $  2,622      $ 9,519     $28,179
  Investment securities(2).......       870        1,054            105           380          377       2,786
  Other..........................     5,383            -            388            94          608       6,473
                                    -------     --------       --------      --------      -------     -------
    Total interest-earning
      assets.....................    10,430       12,583            825         3,096       10,504      37,438
                                    -------     --------       --------      --------      -------     -------
INTEREST-BEARING LIABILITIES:
  Certificates of deposit........     5,532       13,416          8,604            --           --      27,552
  Other deposits(3)..............       136          410          1,092         1,092        2,728       5,458
  Borrowings.....................        97          302          1,238             -            -       1,637
                                    -------     --------       --------      --------      -------     -------
    Total interest-bearing
      liabilities................     5,765       14,128         10,934         1,092        2,728      34,647
                                    -------     --------       --------      --------      -------     -------
Excess (deficiency) of
 interest-earning assets over
 interest-bearing liabilities....     4,665      (1,545)        (10,109)        2,004        7,776       2,791
                                    -------     --------       --------      --------      -------     -------
Cumulative excess (deficiency)
  of interest-earning assets
  over interest-bearing
  liabilities....................   $ 4,665     $  3,120       $ (6,989)     $ (4,985)     $ 2,791     $ 2,791
                                    -------     --------       --------      --------      -------     -------
Cumulative excess (deficiency)
  of interest-earning assets
  over interest-bearing
  liabilities as a percentage
  of total assets................      11.8%         7.9%         (17.7)%       (12.6)%        7.1%        7.1%
                                    -------     --------       --------      --------      -------     -------

(1) Fixed-rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization, adjusted to take into account estimated prepayments. Adjustable-rate loans are included in the periods in which interest rates are next scheduled to reset, adjusted to take into account estimated prepayments. Includes loans held for sale.

(2)      Reflects repricing, contractual maturity or anticipated call date.

(3)      Adjusted to reflect a 10% annual decay rate on other deposits.



         INCOME AND EXPENSE TRENDS

         Heritage lost $1.25 million at year end December 31, 1999, mainly due to losses in the investment portfolio. The year ended December 31, 2000 showed profits in the amount of $377 thousand. These profits were generated by recognizing gains on available-for-sale securities and redemption on interest bearing deposits in other financial institution. The six-month period ended June 30, 2001 showed net income of $405 thousand, but $400 thousand of that profit can be attributed to a bonding claim settlement. Expenses for the periods ending December 31, 2000 and June 30, 2001 indicated increased in compensation and benefits, but this was due mainly to a change in management, some over lapping of management and additions to the management team. Noninterest expense for all periods shown, except December 31, 1999 were adversely affected by attorney fees and consulting fees related to the investment losses and the subsequent bonding claim.

FERGUSON & COMPANY                                                    SECTION I

REGULATORY CAPITAL REQUIREMENTS

         As Table I.4 demonstrates that Heritage meets all regulatory capital requirements, and meets the regulatory definition of a "Well Capitalized" institution. Moreover, the additional capital raised in the stock conversion will add to the existing capital cushion.



                       TABLE 1.4 - CAPITAL REQUIREMENTS

                                  June 30, 2001
                                        Amount    Percent of Assets
Historical Capital                      $3,905           9.9%
Tier 1 Capital:
  Actual                                 3,875           9.8
  Requirement                            1,581           4.0
                                        ------
  Excess                                 2,294           5.8
                                        ======
Risk-based Capital
  Actual                                 4,158          18.4
  Requirement                            1,810           8.0
  Excess                                $2,348          10.4
                                        ======


FERGUSON & COMPANY                                                    SECTION I



LENDING

         Table I.5 provides an analysis of the Bank's loan portfolio by type of loan and security. This analysis shows that, for December 31,1999, December 31, 2000, and June 30, 2001, Heritage's loan composition was dominated by one-to-four family loans. As a percentage of total loans they were 46.2%, 54.5% and 42.3%, respectively. At June 30, 2001, construction loans had grown to 35.0% of total loans. Other categories were not experiencing significant growth.


                   TABLE I.5 - LOAN PORTFOLIO COMPOSITIONS

                                          At June 30,                             December 31
                                                  2001                2000                             1999

                                           Amount     Percent        Amount       Percent       Amount      Percent
                                                                 (In Thousands)
Real estate loans:
  One- to four-family.........             $14,288       42.3%     $14,869          54.5%       $12,144       46.2%
  Multi-family................               1,132         3.4       1,160            4.2         1,074         4.0
  Commercial..................               5,452        16.2       4,776           17.5         5,911        22.5
  Construction................              11,821        35.0       5,802           21.3         6,437        24.4
Commercial business...........                 268         0.8         136            0.5           181         0.7
Consumer loans:
  Loans secured by deposits...                 211         0.6         305            1.1           332         1.3
  Other.......................                 588         1.7         253            0.9           232         0.9
                                            ------     -------      ------        -------        ------     -------
    Total loans receivable (1)              33,760     100.00%      27,301        100.00%        26,311     100.00%
                                            ======     =======      ======        =======        ======     =======
Less:
Allowance for loan losses.....               (304)                   (310)                        (238)
Loans in process..............             (5,581)                 (1,757)                      (1,464)
                                           -------                 -------                      -------
  Loans receivable, net.......             $27,875                 $25,234                      $24,609
                                           =======                 =======                      =======

 (1) Substantially all of Heritage Bank's loans are collaterized with real estate, automobiles, deposits or other assets.


         Table I.6 provides information with respect to loan maturities. It shows that 50.74% of total loans will mature or reprice within one year and 63.51% will mature or reprice within five years.


                    TABLE 1.6 _ LOAN PORTFOLIO MATURITIES

                                              Real Estate     Commercial                     Total
                                                               Business       Consumer       Loans
                                                                   (In Thousands)
AMOUNTS DUE IN:
  One year or less...................          $14,040           $ --          $259        $14,299
  More than one year to five years...            3,058             --           540          3,598
  More than five years...............           10,014            268            --         10,282
                                               -------           ----          ----        -------
    Total amount due.................          $27,112           $268          $799        $28,179
                                               =======           ====          ====        =======

FERGUSON & COMPANY                                                    SECTION I


                 TABLE 1.7 - FIXED AND ADJUSTABLE RATE LOANS

                                                       Fixed-Rates    Floating or Adjustable-Rates           Total
                                                                             (In Thousands)
Real estate loans:
  One- to four-family...................                $ 6,616                          $1,137             $ 7,753
  Multi-family..........................                  1,132                              --               1,132
  Commercial............................                  3,531                             509               4,040
  Construction..........................                    141                               6                 147
Commercial business.....................                    268                              --                 268
Consumer loans:
  Loans secured by deposits.............                     63                              --                  63
  Other.................................                    477                              --                 477
                                                        -------                          ------             -------
     Total loans........................                $12,228                          $1,652             $13,880
                                                        =======                          ======             =======


Table I.7 (above) shows the dollar amount of all loans, before net items, due after June 30, 2002, which have fixed interest rates or which have floating or adjustable interest rates.

FERGUSON & COMPANY                                                    SECTION I


             TABLE I.8 - TOTAL LOANS ORIGINATED, SOLD AND REPAID.

                                                        Six Months Ended June 30,          Six Months Ended June 30,
                                                         2001              2000             2000              1999
                                                                               (In Thousands)
LOAN ORIGINATIONS:
  Real estate loans:
    One- to four-family...................             $ 8,582            $2,969           $5,060           $ 7,436
    Multi-family..........................                  --               136              136                --
    Commercial............................               2,069               182              198             1,096
    Construction..........................               2,406                51               65            10,822
  Commercial business.....................                  --             1,381            1,881             1,356
  Consumer loans:
    Loans secured by deposits.............                  44                64              178                88
    Other.................................                 249               164              324               169
                                                       -------            ------           ------           -------
    Total loans originated................              13,350             4,947            7,842            20,967
                                                       -------            ------           ------           -------
LOAN PARTICIPATIONS PURCHASED:
  One- to four-family.....................
  Commercial loans, real estate secured...
SALES AND LOAN PRINCIPAL REDUCTIONS:
  Loans sold(1)...........................                  48             1,366            1,460                --
  Loan participations sold................                 803                --              150                --
  Loan principal reductions...............               9,867             1,404            5,532            18,877
                                                       -------            ------           ------           -------
    Total loans sold and principal
      reductions..........................              10,718             2,770            7,142            18,877
                                                       -------            ------           ------           -------
Increase (decrease) due to other items,
net(2)....................................                   9             (248)             (75)             (123)
                                                       -------            ------           ------           -------
Net increase in loan portfolio............             $ 2,641            $1,929           $  625           $ 1,976
                                                       =======            ======           ======           =======

 (1)     Loans sold consist of one- to four-family real estate.

 (2) Other items consist of loans in process, deferred fee, unearned interest, charge-offs, and allowance for loan losses.

         Table I.8 provides information with respect to loan originations and repayments. It indicates the six months ending June 30, 2001 was a high growth period and reflect the philosophies of the new management team and the strength of the local trade area. The table also confirms the bank's continued reliance on one-to-four residential loans.

FERGUSON & COMPANY                                                    SECTION I


         Table I.9 and Table 1.9 a (below) provides rates and yields for the six-months ended June 30, 2000, and 2001 and average balances for years ended December 31, 1999, and 2000. Average interest rates earned on interest-earning assets increased from 7.24% for the six-month ended June 30, 2000, to 8.17% for the six-months ended June 30, 2000. The earning asset rate at June 30, 2001 was 7.33%. Average interest rates paid on interest-bearing liabilities increased from 5.04% for the six month ended June 30, 1999, to 5.06% for the six months ended June 30, 2001. The interest-bearing liability rate was 4.91% for the six months ended June 30, 2001. As average yields on earning asset increased and average rates on interest-bearing liabilities leveled off, the net interest margin increased from 2.64% at June 30, 2000 to 3.54% at June 30, 2001.

         At the year ending December 31, 1999, interest-earning assets had an average yield of 6.58%. That average yield increased to 7.13% at the end of December 31, 2000. The average rate on interest-bearing liabilities was 4.86% at year-end December 31, 1999. That average yield on interest-bearing liabilities increased to 5.18% at year-end December 31, 2000. For these periods, the rise increase in the average yield on assets was offset by an increase in the average rate on interest bearing liabilities. Consequently, for these periods, the net interest margin increased on 5 basis point to 2.34% at December 31, 2000, up from 2.29%at December 31, 1999.

FERGUSON & COMPANY                                                     SECTION I

 TABLE I.9 - AVERAGE BALANCES, NET INTEREST INCOME, YIELDS EARNED AND RATES PAID

                                                                                                Six Months Ended June 30,
                                            At June 30, 2001                        2001
                                                                          Average      Average          Average      Average
                                            Balance       Yield/Rate      Balance      Interest       Yield/Rate(1)  Balance

                                                                                     (Dollars In Thousands)
INTEREST-EARNING ASSETS:
  Loans (2)............................      $27,875        8.21%       $27,014       $ 1,254          9.28%       $26,777
  Investment securities................        2,786         6.42         6,548           227           6.93        13,736
  Interest-bearing deposits at other
    banks (3)..........................        6,473         3.95         4,897            94           3.84         2,477
                                               -----         ----         -----            --           ----         -----
    Total interest-earning assets......       37,134         7.33        38,549         1,575           8.17        42,990
                                              ------         ----        ------         -----           ----
Non-interest-earning assets............        2,431                      1,180                                      2,241
                                               -----                      -----                                      -----
    Total assets.......................      $39,565                    $39,729                                    $45,231
                                              ======                     ======                                     ======
INTEREST-BEARING LIABILITIES:
  Deposits:
    Demand.............................       $1,071         0.50        $1,071             4           0.75        $1,377
    Money market.......................        2,510         1.50         2,896            29           2.00         3,723
    Savings............................        1,877         1.25         2,046            14           1.37         2,306
    Certificates of Deposit............       27,552         5.52        27,535           785           5.70        28,863
  Advances from Federal Home Loan Bank.        1,637         7.00         1,734            61           7.03         2,944
                                               -----         ----         -----            --           ----         -----
  Total interest-bearing liabilities...       34,647         4.91        35,282           893           5.06        39,213
                                                             ----                         ---           ----
  Non-interest-bearing liabilities.....        1,013                        900                                      2,361
                                               -----                        ---                                      -----
    Total liabilities..................       35,660                     36,182                                     41,574
  Total equity capital(4)..............        3,905                      3,547                                      3,657
                                               -----                      -----                                      -----
    Total liabilities and equity capital    $ 39,565                   $ 39,729                                   $ 45,231
                                              ======                     ======                                     ======
  Net interest-earning assets..........     $  2,487                   $  3,267                                   $  3,777
                                             =======                    =======                                    =======
  Net interest income; interest rate
   spread(5)...........................                     2.42%                     $   682          3.11%
                                                            ====                       ======          ====
  Net interest margin(6)...............                                                                3.54%
                                                                                                       ====
  Interest-earning assets to
    interest-bearing liabilities.......                                  109.3%                                     109.6%
                                                                         =====                                      =====




                                           Six Months Ended June 30,
                                            2000
                                                           Average
                                           Interest     Yield/ Rate(1)


INTEREST-EARNING ASSETS:
  Loans (2)............................     $ 1,048         7.83%
  Investment securities................         461          6.71
  Interest-bearing deposits at other
    banks (3)..........................          47          3.79
                                                 --          ----
    Total interest-earning assets......       1,556          7.24
                                              -----          ----
Non-interest-earning assets............

    Total assets.......................

INTEREST-BEARING LIABILITIES:
  Deposits:
    Demand.............................          19          2.76
    Money market.......................          78          4.19
    Savings............................          36          3.12
    Certificates of Deposit............         755          5.23
  Advances from Federal Home Loan Bank.         100          6.79
                                                ---          ----
  Total interest-bearing liabilities...         988          5.04
                                                ---          ----
  Non-interest-bearing liabilities.....

    Total liabilities..................
  Total equity capital(4)..............

    Total liabilities and equity capital

  Net interest-earning assets..........

  Net interest income; interest rate
   spread(5)...........................     $   568         2.20%
                                             ======         ====
  Net interest margin(6)...............                     2.64%
                                                            ====
  Interest-earning assets to
    interest-bearing liabilities.......


  TABLE I.9 a - AVERAGE BALANCES, NET INTEREST INCOME, YIELDS EARNED AND RATES
                                      PAID



                                                                                   Year Ended December 31,
                                                                  2000                                         1999
                                                     Average                     Average           Average               Average
                                                      Balance     Interest      Yield/Rate         Balance    Interest Yield/Rate(1)
                                                                             (Dollars In Thousands)
INTEREST-EARNING ASSETS:
  Loans (2)......................................    $26,694       $1,937          7.26%          $26,777     $1,860      6.95%
  Investment securities..........................     11,820          848           7.17           12,699        820       6.46
  Interest-bearing deposits at other banks (3)...      3,164          188           5.94            3,876        175       4.51
                                                       -----        -----           ----            -----      -----       ----
    Total interest-earning assets................     41,678        2,973           7.13           43,352      2,855      6.58%
Non-interest-earning assets......................      3,039                                           94
                                                       -----                                       ------
    Total assets.................................    $44,717                                      $43,446
                                                      ======                                       ======
INTEREST-BEARING LIABILITIES:
  Deposits:
    Demand.......................................     $1,357       $   38          2.80%          $ 1,119        $28      2.50%
    Money market.................................      3,668          150           4.09            3,723        137      3.68%
    Savings......................................      2,224           72           3.24            2,302         87      3.78%
    Certificates of Deposit .....................     28,028        1,521           5.43           30,920      1,594      5.16%
Advances from Federal Home Loan Bank.............      3,263          217           6.65              260         16      6.15%
                                                       -----          ---           ----              ---         --      ----
  Total interest-bearing liabilities.............     38,540        1,998           5.18           38,324      1,862      4.86%
                                                                    -----           ----                       -----      ----
  Non-interest-bearing liabilities...............      2,706                                        1,055
                                                       -----                                        -----
    Total liabilities............................     41,246                                       39,379
  Total equity capital(4)........................      3,471                                        4,067
                                                       -----                                        -----
    Total liabilities and equity capital.........    $44,717                                      $43,446
                                                      ======                                       ======
  Net average interest-earning assets............    $ 3,138                                      $ 5,028
                                                      ======                                      =======
  Net interest income; interest rate spread(5)...                  $  975          1.95%                      $  993      1.72%
                                                                   ======          ====                       ======      ====
  Net interest margin(6).........................                                  2.34%                                  2.29%
                                                                                   ====                                   ====
  Average interest-earning assets to average
    interest-bearing liabilities.................     108.1%                                       113.1%
                                                      =====                                        =====

FERGUSON & COMPANY                                                     SECTION I


        Table I.10 provides a rate volume analysis, measuring differences in interest earning assets and interest costing liabilities and the interest rates thereon during the years ended December 31, 1999, versus 2000, and the six-month period ended June 30, 1999, versus 2000. The table shows that most of the change in net interest income for comparison periods resulted from higher rates.

                        TABLE I.10 - RATE/VOLUME ANALYSIS

                                                           Six Months Ended June 30,               Year Ended December 31,
                                                                 2001 vs. 2000                          2000 vs. 1999

                                                             Increase                                            Increase
                                                            (Decrease)                                          (Decrease)
                                                              Due To                                              Due To
                                                                                   Total                                  Total
                                                                                  Increase                               Increase
                                                          Rate       Volume      (Decrease)      Rate        Volume     (Decrease)

                                                                                      (In Thousands)
INTEREST-EARNING ASSETS:
  Loans ..........................................       $ 194        $  12        $ 206        $  83        $  (6)       $  77
  Investment securities ..........................           7         (241)        (234)          84          (56)          28
  Interest-bearing deposits at banks .............          46            1           47           45          (32)          13
                                                         -----        -----        -----        -----        -----        -----
    Total interest-earning assets ................         247         (228)          19          212          (94)         118
                                                         -----        -----        -----        -----        -----        -----
INTEREST-BEARING LIABILITIES:
  Deposits:
    Demand .......................................         (11)          (4)         (15)           4            6           10
    Money market .................................         (31)         (18)         (49)          15           (2)          13
    Savings ......................................         (18)          (4)         (22)         (12)          (3)         (15)
    Certificates of Deposit ......................          65          (35)          30           76         (149)         (73)
  Advances from FHLBank ..........................           2          (41)         (39)          16          185          201
                                                         -----        -----        -----        -----        -----        -----
    Total interest-bearing liabilities ...........           7         (102)         (95)          99           37          136
                                                         -----        -----        -----        -----        -----        -----
  Increase (decrease) in net int. inc ............       $ 240        $(126)       $ 114        $ 113        $(131)       $ (18)
                                                         =====        =====        =====        =====        =====        =====


DELINQUENT LOANS AND NON-PERFORMING ASSETS

        As shown in Table I.11, the Bank had $2.30 million in delinquent loans at June 30, 2001. The majority of these loans or $2.03 million are one-to-four family residential loans and of that $2.03 million, $1.28 million are less than sixty days past due. Only $608 thousand in loans are 90 days or more past due at June 30, 2001, and all but $20 thousand of that amount are secured by real estate. The total past due amount as a percentage of total loans is high at 8.2%, but actual risk of loss in not significant and is unlikely to affect future earning capacity to any major extent. Heritage had $608 thousand in total non-performing assets at June 30, 2001.



                          TABLE I.11 - DELINQUENT LOANS

                                                                           June 30, 2001

                                                  30-59 Days Overdue      60-89 Days Overdue  90 or More Days Overdue

                                                              Percent               Percent                 Percent
                                                              of Total              of Total                of Total
                                                   Amount      Loans      Amount     Loans     Amount        Loans

                                                                           (In Thousands)
REAL ESTATE LOANS:
  One- to four-family ......................       $1,280       4.5%       $400       1.4%       $350         1.3%
  Construction .............................           --        --          --        --         238         0.8
CONSUMER LOANS:
  Loans secured by deposits ................           --        --          --        --          --          --
  Other ....................................           10       0.1           1        --          20         0.1
                                                   ------       ---        ----       ---        ----         ---
  Total loans ..............................       $1,290       4.6%       $401       1.4%       $608         2.2%
                                                   ======       ===        ====       ===        ====         ===

FERGUSON & COMPANY                                                     SECTION I


                       TABLE I.12 - NON PERFORMING ASSETS

                                                                         At June 30,           At December 31,
                                                                            2001       2000        1999

                                                                              (Dollars In Thousands)
NONACCRUING LOANS:
Real estate loans:
    One- to four-family .............................................       $350       $483        $ --
    Construction ....................................................        238         --          --
  Consumer loans:
    Loans secured by deposits .......................................         --         --          --
    Other ...........................................................         20          4          --
                                                                            ----       ----        ----
      Total nonaccruing loans .......................................        608        487          --
                                                                            ----       ----        ----
Real estate owned ...................................................         --         --          --
                                                                            ----       ----        ----
      Total nonperforming assets(1) .................................        608        487          --
Troubled debt restructurings ........................................          -         --          --
                                                                            ----       ----        ----
Troubled debt restructurings and total
  nonperforming assets ..............................................       $608       $487        $ --
                                                                            ====       ====        ====
Total nonperforming loans and troubled debt
  restructurings as a percentage of total loans .....................       2.2 %       1.9%        --%
Total nonperforming assets and troubled debt restructurings
as a  percentage of total assets ....................................       1.5 %       1.2%        --%


        Heritage had $608 thousand in nonperforming assets at June 30, 2001, which is 2.2% of total loans and 1.5% of total asset. This is up from the $487 thousand reported at December 31, 2000, which was 1.9% of total loans and 1.2% of total assets. One-to-four family residential loans that are on nonaccrual total $350 thousand and are 57.6% of the nonperforming assets. Construction loans, which are mainly secured by one-to-four residential loans, total $238 thousand and are 39.1% of total nonperforming assets.

CLASSIFIED ASSETS

        Heritage Bank's total classified assets at June 30, 2001 (excluding loss assets specifically reserved for) amounted to $1.1 million, all of which were classified as substandard. Of the total $1.1 million classified assets, $608,000 were nonperforming loans as of June 30, 2001. The remaining $492,000 relate to potential problem loans due to various circumstances such as prior history with the customer.

LOAN LOSS ALLOWANCE

        Table I.13 (below) provides an analysis of Heritage's loan loss allowance. Table I.13 shows the allocation of the loan loss allowance among the various loan categories as of December 31, 1999, and 2000, and June 30, 2000 and 2001. Heritage's loan loss reserve totals $304 thousand and equals 1.08% of total loans. This level of reserves should be adequate for the current amount of risk that is in the loan portfolio. The allocation by categories can change as economic condition change.

FERGUSON & COMPANY                                                     SECTION I



  TABLE I.13 - ALLOCATION OF HERITAGE BANK'S ALLOWANCE FOR LOAN LOSSES BY LOAN
                                  CATEGORIES.

                                                         June 30,                                     December 31,
                                             2001                   2000                   2000                     1999
                                                Percent of                  %                      %                        %
                                                 Loans in                Loans in               Loans in                 Loans in
                                                   Each                    Each                   Each                     Each
                                                Category to             Category to            Category to              Category to
                                      Amount    Total Loans   Amount    Total Loans  Amount    Total Loans    Amount    Total Loans
                                                                       (Dollars In Thousands)
Real estate loans:
  One- to four-family .........         $210       69.1%        $202       73.7%       $252        81.3%        $142        59.7%
  Multi-family ................            9        2.9           10        3.6           9         2.9           10         4.2
  Commercial ..................           43       14.2           46       16.8          38        12.3           56        23.6
  Construction ................           32       10.6           12        4.5           8         2.6           26        10.9
Commercial business ...........            2        0.6            2        0.7           1         0.3            2         0.8
Consumer loans:
  Loans secured by deposits ...           --                                 --          --          --           --          --
  Other .......................            8        2.6            2        0.7           2         0.6            2         0.8
                                      ------     ------       ------     ------      ------      ------       ------      ------
    Total .....................         $304     100.00%        $274     100.00%       $310      100.00%        $238      100.00%
                                      ======     ======       ======     ======      ======      ======       ======      ======

FERGUSON & COMPANY                                                     SECTION I



INVESTMENT SECURITIES

        Table I.14 provides a breakdown of investments as of December 31, 1999, and 2000, and June 30, 2001. Table I.15 provides contractual maturity and yield information for investments as of June 30, 2001.


                       TABLE I.14 - INVESTMENT SECURITIES

                                             June 30,                        December 31,
                                              2001                     2000                  1999
                                      Amortized    Fair      Amortized     Fair     Amortized      Fair
                                        Cost       Value       Cost        Cost        Cost        Value
                                                                (In Thousands)
AVAILABLE FOR SALE:
  U.S. Govt. Agencies ...........     $ 1,000     $ 1,008     $ 4,649     $ 4,672     $    --     $    --
  Mortgage-backed securities ....       1,739       1,778       3,664       3,699          --          --
  State and political subs ......          --          --         573         512          --          --
FHLMC obligations ...............          --          --          --          --           8         452
                                      -------     -------     -------     -------     -------     -------
    Total available for sale ....     $ 2,739     $ 2,786     $ 8,886     $ 8,883     $     8     $   452
                                      =======     =======     =======     =======     =======     =======

HELD TO MATURITY:
  U.S. Government  Agencies .....     $    --     $    --     $    --     $    --     $ 5,683     $ 4,145
  Mortgage-backed securities ....          --          --          --          --       4,772       4,743
  State and political subs ......          --          --          --          --       2,233       2,117
                                      -------     -------     -------     -------     -------     -------
    Total held to maturity ......     $    --     $    --     $    --     $    --     $12,688     $11,005
                                      =======     =======     =======     =======     =======     =======


   TABLE I.15 - CONTRACTUAL MATURITIES AND YIELDS OF THE INVESTMENT PORTFOLIO


                                                                        June 30, 2001
                                            Weighted             Weighted             Weighted               Weighted
                                  1 Year     Average              Average              Average      Over      Average
                                  or Less     Yield      1-5      Yield      5-10       Yield        10        Yield      Total
                                                        Years                Years                 Years
                                                                  (In Thousands)
  U.S. Govt. Agency Issues ...     $  --       --%     $  507      3.6%     $  501        6.6%     $   --        --%     $ 1,008
MBS's ........................        39       5.8        235      6.5           2       12.6       1,502        5.8       1,778
  State and political subs ...        --        --         --       --          --         --          --         --          --
                                   -----               ------               ------                 ------                -------
    Total securities
avail. for sale ..............     $  39               $  742               $  503                 $1,502                $ 2,786
                                   =====               ======               ======                 ======                =======

FERGUSON & COMPANY                                                     SECTION I



SAVINGS DEPOSITS

        At June 30, 2001, Heritage's deposit portfolio was composed as follows:
Non-interest earning demand accounts--$1.99 million or 5.9%; savings accounts--$1.88 million or 5.5%; money market accounts--$2.51 million or 7.4%; and certificate accounts--$27.55 million or 81.2% (see Table I.16). Table I.17 provides maturity information for certificates at June 30, 2001.





                  TABLE I.16 - COMPOSITION OF DEPOSIT PORTFOLIO

                                                    June 30,                          December 31,
                                                      2001                    2000                    1999
                                                           Percent                  Percent                 Percent
                                                              of                      of                       of
                                                Amount     Deposits    Amount      Deposits    Amount       Deposits

                                                                    (Dollars In Thousands)
Transaction accounts:
  Demand deposits......................        $  1,985        5.9%   $  1,646         4.7%   $  1,197          3.2%
 Money market..........................           2,510        7.4       3,725        10.7       4,006         10.6
  Savings deposits.....................           1,877        5.5       2,116         6.1       2,238          5.9
                                                -------    -------     -------     -------     -------      -------
    Total short term accounts..........           6,372       18.8       7,487        21.5       7,441         19.7
                                                -------    -------     -------     -------     -------      -------
Certificate accounts:
  3.0% - 3.99%.........................           2,294        6.8          --          --          --           --
  4.0% - 4.99%.........................           4,322       12.7          --          --      10,509         27.8
  5.0% - 5.99%.........................          10,993       32.4      27,011        77.7      19,654         51.9
  6.0% - 6.99%.........................           9,943       29.3         274         0.8         249          0.6
                                                -------    -------     -------     -------     -------      -------
    Total certificate accounts.........          27,552       81.2      27,285        78.5      30,412         80.3
                                                -------    -------     -------     -------     -------      -------
      Total deposits...................        $ 33,924      100.0%   $ 34,772       100.0%   $ 37,853       100.00%
                                                =======    =======     =======     =======     =======      =======




   TABLE I.17 - CERTIFICATE OF DEPOSIT INTEREST RATE AND MATURITY INFORMATION.

                                                                  Maturity Date
  Interest Rate               One Year or Less     Over 1-2 Year     Over 2-3 Years      Over 3 Years        Total
                                                                 (In Thousands)

3.0% - 3.99%                      $  2,087           $    207           $     --           $     --        $  2,294
4.0% - 4.99%                         3,509                427                386                 --           4,322
5.0% - 5.99%                         7,458              2,991                544                 --          10,993
6.0% - 6.99%                         5,894              1,736              2,313                 --           9,943
                                   -------            -------            -------            -------         -------
  Total                           $ 18,948           $  5,361           $  3,243           $     --        $ 27,552
                                   =======            =======            =======            =======         =======

FERGUSON & COMPANY                                                     SECTION I


        Table I.18 provides jumbo certificate maturities at June 30, 2001. As of June 30, 2001, the aggregate amount of outstanding time certificates of deposit at Heritage Bank in amounts greater than or equal to $100,000, was approximately $2.2 million.



                    TABLE I.18 - JUMBO CERTIFICATE MATURITIES

                                                                                                       June 30, 2001
                                                                                                       (In Thousands)

3 months or less........................................................                                   $    429
Over 3 months through 6 months..........................................                                        832
Over 6 months through 12 months.........................................                                        314
Over 12 months..........................................................                                        661
                                                                                                            -------
                                                                                                           $  2,236
                                                                                                            =======


BORROWINGS

        Table I.19 shows that at June 30, 2001, Heritage Bank had $1.6 million of Federal Home Loan Bank advances. Generally such advances are secured by investment securities that have a value greater than the loan. Of these borrowings at June 30, 2001, $591,000 will contractually mature in 2002 and $1.0 million contractually mature in 2005.


                             TABLE I.19 - BORROWINGS

                                                     At or for the Six Months Ended         At or for the Year Ended
                                                                  June 30,                        December 31,
                                                          2001              2000             2000              1999
                                                                       (Dollars In Thousands)

FHLB open line of credit:
  Average balance outstanding...............            $ 1,734           $ 2,944          $ 3,327          $   260
  Maximum amount outstanding at any
    month-end during the period.............              1,795             5,258            5,258            1,000
  Balance outstanding at end of period......            $ 1,637           $ 5,258          $ 1,826          $ 1,000
  Average interest rate during the period...               7.03%             6.79%            6.82%            6.10%
  Weighted average interest rate at end of
    period..................................               7.00%             6.85%            7.03%            6.00%


SUBSIDIARIES

        At June 30, 2001, Heritage Bank had one subsidiary, TFS Financial Corporation. TFS Financial Corporation was established in 1995 for the purpose of constructing single-family residences for resale. Currently the corporation is inactive, but Heritage Bank intends to use the subsidiary to develop affordable housing within the market area of Heritage Bank.

LEGAL PROCEEDINGS

        From time to time, Heritage becomes involved in legal proceedings principally related to the enforcement of its security interest in loans. In the opinion of Management of the Bank, no legal proceedings are in process or pending that would have a material effect on Heritage's financial position, results of operations, or liquidity.

FERGUSON & COMPANY                                                     SECTION I


EARNINGS CAPACITY OF THE INSTITUTION

        As in any interest sensitive industry, the earnings capacity of Heritage will be affected by the prevailing rate environment. Historically, the thrift industry has performed at less profitable levels in periods of rising interest rates. This performance is due principally to the general composition of the assets and the limited repricing opportunities afforded even the adjustable rate loans. The converse earnings situation (falling rates) does not afford the same degree of profitability potential for thrifts due to the tendency of borrowers to refinance both high rate fixed rate loans and adjustable loans as rates decline.

        Heritage is no exception to the aforementioned phenomenon. However, with its current asset and liability structure, its exposure to rising interest rates is acceptable.

        The addition of capital through the conversion will allow Heritage to grow. As growth is attained, the leverage of that new capital should, from a ratio of expenses to total assets standpoint, reduce the operating expense ratio.

ASSET-SIZE-EFFICIENCY OF ASSET UTILIZATION

        At its current size and in its current asset configuration, Heritage is a moderately efficient operation. With total assets of approximately $39.56 million, Heritage has 11.5 full time equivalent employees.

INTANGIBLE VALUES

        Heritage has no significant intangible values that could be attributed to unrecognized asset gains on investments and real estate.

EFFECT OF GOVERNMENT REGULATIONS


        Heritage's business plan calls for little change in its strategies. Government regulations will have the greatest impact in the area of cost of compliance and reporting. The conversion will create an additional layer of regulations and reporting and thereby increase the cost to the Bank.


OFFICE FACILITIES

        Table I.20 provides information on Heritage's office. The facilities are adequate for the convenience and needs of the Bank's customer base.



                         TABLE I.20 - OFFICE FACILITIES

                                                                      Net Book Value of
                                                                         Property and
                                        Owned or                        Improvements a             Deposits at
           Location                      Leased                         June 30, 2001             June 30, 2001
                                                                            (In Thousands)
       102 West High Street                Owned                          $   481                   $ 33,924
       Terrell, Texas  75160

                                   SECTION II
                                   MARKET AREA

FERGUSON & COMPANY                                                   SECTION II

                                 II. MARKET AREA

DEMOGRAPHICS

         Heritage conducts its operations through its single office located in Kaufman County, Texas. Texas is in the southwestern region of the United States. The Bank's office is located in Terrell, which is approximately 35 miles east of downtown Dallas. Terrell is accessible from I-20 and I-30 via U.S. Highway 80.

         Heritage has determined that its principal trade area is the county in which its office is located--Kaufman County. Table II.1 presents historical and projected trends for the United States, Texas, Kaufman County, and the two zip codes that include the City of Terrell. The information addresses population, income, employment, and housing trends.

         As indicated in Table II.1, population growth rates for Kaufman County and the nearby zip codes are significantly higher than the State of Texas, which is, in turn, well above that of the United States. Projected population growth rates for the United States, Texas, and Kaufman County are 4.77%, 8.4%, and 12.78%, respectively, for the period 1998 to 2003.

         In the period from 1990 until 1998, the population of Kaufman County grew 26.06%. During the same period, the population of the State of Texas increased 16.50%, and the United States population increased 8.65%. The major portion of the trade area of Heritage, Kaufman County, has in the past and is estimated in the future to increase in population at a rate greater than the United States and the State of Texas. The reason for this historical and anticipated future growth is its proximity to Dallas, Texas.

         Projected household income growth rates for the United States, Texas, and Kaufman County are 15.46%, 17.15%, and 24.54%, respectively, for the period 1998 to 2003. The 2003 estimated household income for Kaufman County is $48,043, which is higher than the 2003 projected household income of the United States, which is $44,032 and also higher than the $41,192 projected for the State of Texas.

         The 2003 estimate shows that, for Kaufman County, households with incomes less than $15,000 are expected to be 17%; those with incomes between $15,000 and $25,000 are estimated at 13%; those with incomes between $25,000 and $50,000 are estimated at 34%; those with incomes between $50,000 and $100,000 are estimated at 28%; and households with incomes in excess of $100,000 are projected to be 8%. The 2003 estimates for Texas are 20%, 16%, 33%, 25%, and 7%, respectively. The 2003 estimate for the United States is 17%, 14%, 33%, 27%, and 9%, respectively. Kaufman County has a near equal income distribution, with households under $25,000 in income projected at 30% in 2003, versus 36% for Texas and 31% for the United States.

         The number of households in Kaufman County is projected to increase by 13.35% from 1998 to 2003, more than the projection for the State of Texas, which calls for an increase of 9.73% and well above the projected growth rate for the United States at 5.61%.

         With projections of an increase in population and number of households, combined with projections of a growing household income, the market for housing units will be ample. Kaufman County has approximately 25,750 households, 13.35% more than the number of households in 1998 and 44.46% more than in 1990.

         Analysis of the data presented above presents a picture of ample economic opportunity, suggesting that Heritage has sufficient growth opportunities within its current market area.

         The principal sources of employment (see Table II.2) in Kaufman County are trade--23.6%; services and public administration--41.4%; and manufacturing 23.3%.

FERGUSON & COMPANY                                                   SECTION II


         Based on information publicly available on deposits as of June 30, 2000 (see Table II.3), Terrell and Kaufman County, which makes up Heritage's primary local deposit market, had $605.53 million in deposits and Heritage had 5.91% of the deposit market, down from 6.15% of the market at June 30, 1999, which was down from the 7.15% of the market at June 30, 1998. Heritage's recent deposit loss rate has been limited and planned. Heritage's competition consists of 16 commercial bank offices (7 banks) and 1 thrift offices0 (1 thrift).

         Reviewing economic factors in its market area can assess growth opportunities for Heritage. The salient factors include growth trends, economic trends, and competition from other financial institutions. We have reviewed these factors to assess the potential for the market area. In assessing the growth potential of Heritage, we must also assess the willingness and flexibility of Management to respond to the competitive factors that exist in the market area. Our analysis of the economic potential and the potential of Management affects the valuation of the Bank. Recent historical and intermediate term projected growth opportunities for Kaufman County are excellent. And Management has demonstrated its willingness to respond to the competitive factors through its lending efforts and development of an infrastructure that encompasses a wider range of loan and deposit products.

                                   SECTION III

                            COMPARISON WITH PUBLICLY

                                 TRADED THRIFTS

FERGUSON & COMPANY                                                  SECTION III

                  III. COMPARISON WITH PUBLICLY TRADED THRIFTS

COMPARATIVE DISCUSSION

         This section presents an analysis of Heritage relative to a group of twelve publicly traded thrift institutions ("Comparative Group"). Such analysis is necessary to determine the adjustments that must be made to the pro forma market value of Heritage's stock. Table III.1 presents a listing of the comparative group with general information about the group. Table III.2 presents key financial indicators relative to profitability, balance sheet composition and strength, and risk factors. Table III.3 presents a pro forma comparison of Heritage to the comparative group. Exhibits III and IV contain selected financial information on Heritage and the comparative group. This information is derived from quarterly TFR's filed with the OTS and call reports filed with the FDIC. The selection criteria and comparison with the Comparative Group are discussed below.

SELECTION CRITERIA

         Ideally, the comparative group would consist of thrifts in the same geographic region with identical local economies, asset size, capital level, earnings performance, asset quality, etc. However, there are few comparably sized institutions with stock that is liquid enough to provide timely, meaningful market values. Therefore, we have selected a group of comparatives that are either listed on the New York Stock Exchange ("NYSE"), the American Stock Exchange ("AMEX"), or Nasdaq. We excluded companies that are apparent takeover targets and companies with unusual characteristics that tend to distort both mean and median calculations. For example, we have excluded all companies with losses during the trailing twelve months. We have also excluded mutual holding companies (see Table III.4).

         Because of the limited number of similar size thrifts with sufficient trading volume, we first looked for members of the comparative group among thrifts with assets under $150 million. Later the asset level was lowered to $125 million. The Southwest Region, which includes Texas, had 3 thrifts that met the aforementioned requirements. We found 36 thrifts that met the asset size requirements in the entire country (we consider 10 to be the minimum number), and we retained 12 and eliminated 24 for the following reasons: (a) One had no core earnings or a PE ratio in excess of 35x; (b) Three were mutual holding companies; (c) Fourteen had assets greater than $125 million; believing that smaller institutions were more comparable, (d) Five had loans to deposits that exceeded 125% of deposits and were not comparable, and (e) The last elimination had a history of erratic performance. After eliminating the thrifts described above, there were twelve (See summary Table III.4).

         The principal source of data was SNL Securities, Charlottesville, Virginia. At June 20, 2001, there were 359 publicly traded thrifts listed on NYSE, AMEX, or Nasdaq. In developing statistics for the entire country, we eliminated certain institutions that skewed the results, in order to make the data more meaningful:

         -       We eliminated companies with losses,

         -       We eliminated indicated acquisition targets,

         - We eliminated companies with price/earnings ratios in excess of 35, and

         - We eliminated companies that had not reported as a stock institution for one complete year.

The resulting group of 268 publicly traded thrifts is included in Exhibit II.1.

FERGUSON & COMPANY                                                  SECTION III

         The selected group of comparatives has sufficient trading volume to provide meaningful price data. Two of the comparative group members are located in the Southeast (none in Texas) and the others are located in the Midwest. With total assets of approximately $39.6 million, Heritage is much smaller than the group selected, which has average assets of $102.0 million and median assets of $102.2 million at the time of their selection which was June 20, 2001. At the time of valuation, September 21, 2001, the comparable group had average assets of $106.9 million and median assets of $105.7 million. Heritage's assets after conversion will continue to be much smaller than the comparative group. Pro forma assets at the midpoint are $42.59 million.

PROFITABILITY

         Using the comparison of profitability components as a percentage of average assets, Heritage was significantly below the comparative group in return on assets, 0.12% to 0.79%. This comparison was made using appraisal earnings. Along with other adjustments there was a $400 thousand adjustment for a bonding claim settlement (see Table IV.1 - Appraisal Earnings). Heritage's loss provisions were zero and the comparable group was 0.07%; other income, 0.15% to 0.25%; operating expense, 1.86% to 2.14%; efficiency ratio, 59.98% to 65.17%; and core income, 012% to 0.74%. The principal advantage the comparative group has over Heritage is the benefit of a larger earnings base to support infrastructure costs, and it is unlikely that the comparative group has experienced large investment losses, a change in management and a protracted legal debate with a bonding company. Heritage was below the comparative group in net interest income, 2.75% to 3.02%. After conversion, deployment of the proceeds will provide additional income, and Heritage will continue to have difficulty comparing more favorably with the comparative group in terms of return on average assets, with a return of 0.18% at the midpoint of the appraisal range. Pro forma return on average equity is 2.08% at the midpoint, versus a mean of 5.40% and median of 5.46% for the comparative group.

BALANCE SHEET CHARACTERISTICS

         The general asset composition of Heritage is similar to that of the comparative group. Heritage's passive investments are almost exactly the same as the comparative group with 20.86% of its assets invested in cash, investments, and securities, versus 20.89% for the comparative group. Mortgage-backed securities in Heritage's portfolio are 4.40%, versus 9.12% for the comparative group. Heritage has a slightly higher percentage of its assets in loans, at 70.45% versus 67.33% for the comparative group. Heritage's percentage of earning assets to interest costing liabilities is lower than that of the group. Heritage has 109.26% and the comparative group averages 115.24%. After conversion, Heritage's ratio will compare favorably to that of the group of comparatives.

         The liability side differs mainly in that Heritage has a lower percentage of borrowings and a higher percentage of deposits. Heritage has borrowings equal to 4.14% of assets versus 13.45% for the comparative group and Heritage has deposits equal to 85.74% of assets versus 71.84% for the comparative group. Heritage's equity to assets ratio is 9.87% versus 13.54% for the group. Heritage's pro forma equity to assets ratio at the midpoint is 16.28%.

RISK FACTORS

         Both Heritage and the comparative group have acceptable levels of nonperforming assets, with Heritage's being significantly higher than the comparative group. Heritage's nonperforming assets are 1.5% of total assets and the group averages 0.51% of total assets. Heritage's loan loss allowance is 1.09% of net loans, which compares favorably with the comparative group's 0.72%. Heritage's one-year gap to assets is a positive 7.90%, but none of the comparative group reported their gap position.

FERGUSON & COMPANY                                                  SECTION III


SUMMARY OF FINANCIAL COMPARISON

         Based on the above discussion of operational, balance sheet, and risk characteristics of Heritage compared with the group, we believe that Heritage's performance is marginally comparable with that of the comparative group. While Heritage's capital level is below the comparative group, the conversion proceeds will increase its capital up to or above the comparatives.

FUTURE PLANS

         Heritage's future plans are to remain a well-capitalized, profitable institution with good asset quality and a commitment to serving the needs of its trade area, emphasizing lending and the continuing transition to community bank. The business plan emphasizes growth in construction lending and commercial real estate lending. Management recognizes that it will take time to invest the proceeds of its capital infusion in a manner consistent with its historic performance and current policy. During that period of time, Management is willing to accept a lower return on equity.

         The additional capital raised by the sale of Common Stock will initially be used to purchase short-term investment securities. Adjustable rate and short-term loans will be emphasized. The Bank will continue to originate long-term, fixed rate loans, but will sell them into the secondary market. The Bank's business plan projects that it will experience growth in loans, savings deposits, borrowings, and liquidity. Much of the initial growth during the business plan period will be financed through time deposits.

         Increasing market penetration by increasing the number of services and products available, along with increasing the public's awareness of the Bank, are the most likely methods to be employed to achieve growth on a long-term basis. The Bank is in a vibrant market. Management intends to take the steps necessary to take advantage of the opportunities available.

                                   SECTION IV

                              CORRELATION OF MARKET

                                      VALUE

FERGUSON & COMPANY                                                   SECTION IV

                         IV. CORRELATION OF MARKET VALUE

MARKETABILITY & LIQUIDITY OF STOCK TO BE ISSUED

         Certain factors must be considered to determine whether adjustments are required in correlating Heritage's market value to the comparative group. Those factors include financial aspects, market area, management, dividends, liquidity, thrift equity market conditions, and subscription interest.

         This section addresses the aforementioned factors and the estimated pro forma market value of the to-be-issued common shares and compares the resulting market value of the Bank to the members of its comparative group and the selected group of publicly held thrifts.

FINANCIAL ASPECTS

         Section III includes a discussion regarding a comparison of Heritage's earnings, balance sheet characteristics, and risk factors with its comparative group. Table III.2 presents a comparison of certain key indicators, and Table
III.3 presents certain key indicators on a pro forma basis after conversion.

         As shown in Table III.2, from an overall earnings viewpoint, Heritage is well below its comparative group based on appraisal earning and slightly above the group with out adjustments. It is below the group in some categories and above the group in some categories. Heritage's net income (appraisal earnings) is 0.12% of assets versus 0.79% for the Comparatives; its loan loss provision was zero and it was 0.07% for the Comparatives; its other income as a percent of assets is 0.15% versus 0.25% for the Comparatives; Heritage's operating expenses as a percent of assets is 1.86% versus 2.14% for the Comparatives; its efficiency ratio is 59.98% versus 65.17% for the Comparatives; and its core income as a percent of assets is 0.12% versus 0.74% for the Comparatives. Its net interest income as a percent of assets is 2.75% versus 3.02% for the Comparatives.

         The settlement of the bonding claim for $400 thousand created an unadjusted net income of 1.02% of average assets. However, other accounting periods absorbed $186 thousand in legal and consulting fees. Both the settlement and the associated fees distort the accounting periods in which they occurred. Table IV.1 - Appraisal Earnings sets forth the adjustments and more clearly demonstrates the dynamics of the income and expenses of Heritage in 2000 and 2001. Heritage is likely to perform at or near the comparatives level after the conversion. Heritage will have additional capital, can grow its asset base and will not have the management distractions so prevalent in the near past.

         The primary reason that the Comparative group has better ratios in several operating categories is Heritage's size. The Comparative group has a larger earning base to absorb infrastructure costs.

         After Heritage completes its stock conversion, its core income as a percentage of average assets will increase. Table III.3 projects that Heritage's return on assets will be 0.18% at the midpoint, versus a mean of 0.74% and median of 0.74% for the Comparative group.

         Heritage's pro forma equity to assets ratio at the midpoint is 16.28%, versus a mean of 13.55% and median of 12.69% for the Comparative group. Heritage's pro forma return on equity is below the Comparative group--2.08% at the midpoint versus a mean of 5.40% and median of 5.46% for the Comparative group.

FERGUSON & COMPANY                                                   SECTION IV


                         TABLE IV.1 - APPRAISAL EARNINGS

Net income, year ended December 31, 2000                                                           $377,000
Less net income for the six months ended June 30, 2000                                              -19,000
Plus net income for the six months ended June 30, 2001                                              405,000
                                                                                                 -------------
Net income, year ended June 30, 2001                                                               $763,000

Less Bonding claim settlement                                                                      -400,000
                                                                                                 -------------
                                                                                                    363,000
Less Gains on Sales of Securities                                                                  -429,000
                                                                                                 -------------
                                                                                                     -66,000
Losses on Investments                                                                                 52,000
                                                                                                     -14,000
Professional Fees:
                                December 31, 2000                 $168,000
                                June 30, 2000                      -98,000
                                June 30, 2001                       18,000
                                                                    ------
                                                                   $88,000                            88,000
                                                                                                 -------------
                                                                                                      74,000
Income taxes at the combined rate of 35%.                                                            -26,000
                                                                                                 -------------
Appraisal Earnings for twelve months ended June 30, 2001                                             $48,000
                                                                                                 -------------


         Heritage's asset composition is very similar to the Comparative group. Heritage has a slightly higher ratio of loans to assets, and almost the same ratio of cash and investments. Both the Comparative group and Heritage have limited commitment to mortgage-backed securities to assets. Heritage has a higher ratio of deposits to assets, but a lower ratio of borrowings to assets, and a lower ratio of equity to assets. From the risk factor viewpoint, Heritage is similar to the Comparative group. Heritage has a higher level of non-performing assets. Heritage's loan loss allowance is 1.09% of net loans, comparing favorably with the Comparative group, which is 0.72%, but recognizing the higher risk factor in construction lending. Its ratio of interest earning assets to interest bearing liabilities (109.26%) is lower than the Comparative group (115.24%), but that ratio will improve after conversion. From an interest rate risk factor, Heritage probably has less interest rate risk than the Comparative group.

         We believe that NO ADJUSTMENT is necessary relative to financial aspects of Heritage.

MARKET AREA

         Section II describes Heritage's market area.

         We believe that an UPWARD ADJUSTMENT is required for Heritage's market area.

FERGUSON & COMPANY                                                   SECTION IV

MANAGEMENT

         The President and CEO joined Heritage in 2000 when it was making a management transition. He also became a director at that time. Prior to joining Heritage, he was a Supervising Agent for the Texas Savings and Loan Department. He also has twenty-five years experience in the banking industry, including serving as president and chief executive officer of several savings and loan associations. The Executive Vice President, Chief Operating Officer and Chief Financial Officer joined the Bank in February 2001. She has experience as Director of Operations and Finance for the Clearing House Association of the Southwest and was Executive Vice President and Chief Operations of a Bank in Dallas. Heritage has an informal management succession plan.

         We believe that NO ADJUSTMENT is required for Heritage's management.

DIVIDENDS

         Table III.3 provides dividend information relative to the Comparative group and the thrift industry as a whole. The Comparative group is paying a mean yield on price of 3.53% and a median of 3.34%, while all public thrifts are paying a mean of 2.20% and median of 2.28%. Heritage does not intend to pay a dividend initially.

         We believe that a DOWNWARD ADJUSTMENT is required relative to Heritage's intention to not pay dividends.

LIQUIDITY

         The Holding Company has never issued capital stock to the public, and as a result, no existing market for the Common Stock exists. Although the Holding Company has applied to list its Common Stock, there can be no assurance that a liquid trading market will develop.

         A public market having the desirable characteristics of depth, liquidity, and orderliness depends upon the presence, in the market place, of both willing buyers and sellers of the Common Stock. These characteristics are not within the control of the Bank or the market.

         The peer group includes companies with sufficient trading volume to develop meaningful pricing characteristics for the stock. The market value of the Comparative group ranges from $5.26 million to $19.56 million, with a mean value of $12.02 million and a median value of $11.49 million. The midpoint of Heritage's valuation range is $3.8 million at $10 a share, or 380,000 shares.

         We believe a DOWNWARD ADJUSTMENT is required relative to the liquidity of Heritage's stock.



THRIFT EQUITY MARKET CONDITIONS


         The SNL Thrift Index is summarized in Table IV.6. As the table shows, the Thrift Index has increased from 825.10 in January of 2001 to a high of 1020.9 in July of 2001. The index dropped slightly to 960.4 in August of 2001 and then rose to 963.9 at the valuation date, September 21, 2001. In previous years, the Index has changed as follows: Year ended December 31, 1995--increased 53.9% from 244.7 to 376.5; Year ended December 31, 1996--increased 28.4% to 483.6; Year ended December 31, 1997--increased 68.3% to 814.1; Year ended December 31, 1998--decreased 13.3% to 705.9; Year ended December 31, 1999--decreased 20.3% to 562.4; Year ended December 2000--increased 55.46% to
874.3. It is market value weighted with a base value of 100 as of March 31, 1984.

         The increase in the SNL Index, in general, has been parallel with the increases in other equity markets with some interim fluctuations caused by changes or anticipated changes in interest rates. Another factor, however, is also notable. In other markets, increased prices are responding to improved profits, with

FERGUSON & COMPANY                                                   SECTION IV

price to earnings ratios increasing as earnings potentials are anticipated. However, the thrift IPO market has been affected by speculation that the majority of the institutions will become viable consolidation candidates and sell at some expanded multiple of book value. Recently the thrift market has demonstrated stability while other equity markets have experienced some turmoil. This counter-trend is mainly in response to falling interest rates.



TEXAS ACQUISITIONS

         There was one thrift acquisition between January 1, 2000 and September 21, 2001, and that was the acquisition of Bank United by Washington Mutual. Due to the size of that transaction, it was not considered as even being remotely comparable to this transaction. Table IV.2 provides information relative to acquisitions of banks in Texas announced between January 1, 2000, and September 21, 2001. There were thirty-seven bank acquisitions announced during that time frame. Twenty-one of the acquisitions were announced in 2000, and sixteen were announced in 2001. Currently, there are three publicly held thrifts in the State of Texas. There are thirteen publicly held thrifts in the southwest region of the country. Bank acquisitions in Texas since January 1, 2000, have averaged 234.6% of tangible book value and 17.46 times earnings. The median price has been 205.93% of tangible book value and 17.29 times earnings. Thrifts generally sell at lower price/book multiples than do banks.

EFFECT OF INTEREST RATES ON THRIFT STOCK

         The current interest rate environment and the anticipated rate environment will affect the pricing of thrift stocks and all other interest sensitive stocks. However, business cycles are a part of a free market economy and the economy began to show signs of slowing down in the last quarter of 2000. Combining an absence of inflationary pressures with a slowing economy, the Federal Reserve reduced short-term interest rates 50 BP on January 3, 2001. This was the first rate reduction since November 1998. The Federal Reserve raised rates six times between June 1999 and May 2000. At the valuation date of September 21, 2001, the Federal Reserve had lowered rates a total of nine times in response to rising unemployment, falling consumer confidence and in one case a response to the World Trade Center disaster. Throughout the period of falling rates, thrift stocks have for the most part retained their market value. There will be short term negative effects as rates of earning assets are falling more rapidly than rates on paying liabilities, but as the cycle continues, the cost of funds will adjust downward.

         Recent announcements of major layoffs among large companies following the World Trade Center disaster will have some effect on unemployment and the economic situation. The political climate that now exist is having a positive effect on congress and various economic stimulus packages are in the offing and it is unlikely that they will be delayed by partisan politics. However, the key to economic recovery still rests with the consumer. Even though there is a recognition that there is a global economic slow down, the economy could turn upward if there is a resurgence of consumer confidence and spending.

         The thrift equities market is following the market in general. However, the thrift equities market will continue to be influenced by the speculation that there will eventually be a buyout, and by the fact that thrift conversion IPO stock can be purchased at significant discounts from book value. These two facts could keep the thrift equities market from falling as much as the other general markets. Merger activity has slowed considerably in 2000 and 2001.

         What is likely to happen in the short to intermediate term is that rates will float around current levels for the next few months. The yield curve will continue to be of normal configuration as short term rates fall but exceedingly flat on the long end. Some economists feel that a flattening yield curve could be signaling a business slowdown.

FERGUSON & COMPANY                                                   SECTION IV

         With the Federal Reserve always ready to raise (or lower) rates as economic conditions warrant, it is likely that during the next few months, interest rates will be stable. The supply and demand portion of the equation is nicely balanced, but demand on the short end is falling and liquidity increasing. A continuation of such conditions will probably restrain rising rates in the near term and have some negative impact on thrift earnings.

         With consumer confidence declining, job growth declining, and manufacturing activity declining, the new Administration will be challenged to keep the economy on tract and avoid a recession. The recent spate of interest rate drops by the Federal Reserve, combined with the expectation of further interest rate cuts and additional reductions in tax rates should set the stage.

         Thrift net interest margins have shown a decline. The equilibrium in the supply and demand portion of the interest rate market has helped continue the profitability mode of the industry that started in 1993. Access to mortgage-backed securities and derivatives has made it possible for many to be profitable without making loans in significant volumes.

         Table IV.6 graphically displays the rate environment since January 31, 2000. At that time, the yield curve was relatively flat, with only a 64 BP difference between the one-year treasury rate and the thirty-year treasury. Since that time, the yield curve has become slightly more sloped, with a 312 BP spread between the one-year bill rate and the thirty-year treasury rate at September 21, 2001.

         The rapidly falling cost of funds will serve to narrow the net interest margins of thrifts as loans adjust downward faster than deposits. A thrift's ability to maintain net interest margins through business cycles is important to investors, but as the cycle continues rates will reach equilibrium and spreads will become more manageable. The current rate environment also provides an opportunity to increasing fee income through refinancing home loans.

         Heritage, with its interest rate risk management combined with its equity position (especially on a pro forma basis), is less vulnerable to rising rates than most.

         In recent years, conversion stocks often experienced first day 30% or more increases in value. However, as Table IV.3 shows, recent price appreciation has not been as robust. While price appreciation for conversions closing between July 1, 1997, and March 31, 1998, were shattering previous records for immediate increases, the pops have subsided significantly since that time. Table IV.3 provides information on 24 conversions completed since February 1, 2000. The average change in price since conversion is a gain of 61.9% and the median change is a gain of 60.5%. Within that group, none have decreased in value, but one has not increased at all and the best performer increased 130.0% in value. The average increase in value at one day, one week, and one month after conversion has been 11.72%, 13.04%, and 13.73%, respectively. The median increase in value at one day, one week, and one month after conversion has been 10.0%, 9.22%, and 8.13%, respectively.

         We believe a DOWNWARD ADJUSTMENT is required for the new issue discount.

FERGUSON & COMPANY                                                   SECTION IV

ADJUSTMENTS CONCLUSION

                               ADJUSTMENTS SUMMARY

---------------------------------------------------------------------------------------------------------------------
                                                            NO CHANGE             UPWARD                DOWN
Financial Aspects                                               X
Market Area                                                                          X
Management                                                      X
Dividends                                                                                                 X
Liquidity                                                                                                 X
Thrift Equity Market Conditions                                                                           X
---------------------------------------------------------------------------------------------------------------------

VALUATION APPROACH

         Typically, investors rely on the price/earnings ratio as the most appropriate indicator of value. We consider price/earnings to be one of the important pricing methods in valuing a thrift stock. Price/book is a well-recognized yardstick for measuring the value of financial institution stocks in general. Another method of viewing thrift values is price/assets, which is more meaningful in situations where the subject is thinly capitalized. Given the healthy condition of the thrift industry today, more emphasis is placed on price/earnings and price/book. Generally, price/earnings and price/book should be considered in tandem.

         Table III.3 presents Heritage's pro forma ratios and compares them to the ratios of its Comparative group and the publicly held thrift industry as a whole. Heritage's earnings for the twelve months ended June 30, 2001, were determined to be approximately $48,000 after significant adjustments required to determine appraisal earnings (see Table IV.1). Management has indicated an intention, through its diversification of deposit and loan products, to exhibit the flexibility in operations needed to serve both the public and the institution and take advantage of the opportunities available in the Bank's market. Heritage is well positioned to manage reasonable interest rate variations. The Bank projects healthy but controlled growth after conversion.

         The Comparative group traded at an average of 17.41 times earnings at September 21, 2001, and at 83.76% of book value. The Comparative group traded at a median of 15.29 times earnings and 87.83% of book value. At the midpoint of the valuation range, Heritage is priced at 48.03 times earnings and 54.79% of book value. At the maximum end of the range, Heritage is priced at 51.45 times earnings and 58.76% of book value. At the supermaximum, Heritage is priced at
54.85 times earnings and 62.71% of book value.

         The midpoint valuation of $3,800,000 represents a discount of 34.59% from the average and a discount of 37.62% from the median of the Comparative group on a price/book basis. The price/earnings ratio for Heritage at the midpoint represents a premium of 175.88% above the Comparative group's mean and a premium of 214.13% above the median price/earnings ratio.

         The maximum valuation of $4,370,000 represents a discount of 29.85% from the average and 33.10% from the median of the Comparative group on a price/book basis. The price/earnings ratio for Heritage at the maximum represents a premium of 195.52% above the average and 236.49% above the median of the Comparative group.

         As shown in Table IV.3, conversions closing since January 1, 2000 (excluding mutual holding companies), have closed at an average price to book ratio of 62.74% and median of 55.19%. Heritage's pro forma price to book ratio is 54.79% at the midpoint, 58.76% at the maximum, and 62.71% at the

FERGUSON & COMPANY                                                   SECTION IV

supermaximum of the range. At the midpoint, Heritage is 13.17% below the average and 1.39% below the median. At the maximum of the range, Heritage is 6.88% below the average and 5.76% above the median. At the supermaximum of the range, Heritage's pro forma price to book ratio is 0.62% below the average and 12.87% above the median.

         As shown in Table IV.5, pink sheet conversions closing since January 1, 2000, have closed at an average price to book ratio of 53.78% and median of 54.59%. At the midpoint, Heritage is 1.88% above the average and 0.37% above the median. At the maximum of the range, Heritage is 9.26% above the average and
7.64 above the median. At the supermaximum of the range, Heritage's pro forma price to book ratio is 16.60% above the average and 14.87 above the median.

VALUATION CONCLUSION

         We believe that as of September 21, 2001, the estimated pro forma market value of Heritage was $3,800,000. The resulting valuation range was $3,230,000 at the minimum to $4,370,000 at the maximum, based on a range of 15% below and 15% above the midpoint valuation. The supermaximum is $5,025,500, based on 1.15 times the maximum. Pro forma comparisons with the comparative group are presented in Table III.3 based on calculations shown in Exhibit V.